BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                   Publicly Held Company


                         ANNOUNCEMENT OF A MATERIAL FACT


                         PAYMENT OF INTEREST ON CAPITAL
            COMPLEMENTARY TO INTEREST PAID IN THE FIRST HALF OF 2003
            --------------------------------------------------------


         We wish to inform Shareholders that the Administrative Council meeting on August 4, 2003 has decided to distribute the following interest on capital, complementary to interest paid during the first half of the current year as an integral part of the mandatory dividend for the financial year 2003 pursuant to item 16.2 of the articles of association:

1. on August 25, 2003, R$ 1.56 per thousand shares will be paid less 15% income tax at source resulting in net interest of R$ 1.326 per thousand shares except in the case of those shareholders already certified as either not subject to or exempt from such a tax payment;
2. the basis for the calculation of this payment of interest is the shareholding position as at August 15, 2003, the company's shares being traded on the Stock Exchanges "ex-complementary interest on capital" as from August 18, 2003.

                                  Sao Paulo-SP, August 4, 2003.

                               BANCO ITAU HOLDING FINANCEIRA S.A.



                                     ALFREDO EGYDIO SETUBAL
                                   Investor Relations Director